SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202-383-0176

Email: steven.boehm@sutherland.com

June 29, 2016

VIA E-MAIL AND EDGAR

Mr. Jim O’Connor, Esq.

Ms. Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation
Registration Statement on Form N-2
filed on May 9, 2016 (File No. 333-200595)

Dear Mr. O’Connor and Ms. Churko:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on June 14, 2016, regarding the Company’s Post-Effective Amendment No. 1 to its Registration Statement on Form N-2, filed with the SEC on May 9, 2016 (the “Registration Statement”) and the prospectus therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s response.

LEGAL COMMENTS

1.	Comment: Please describe how the Company calculates its estimated amount of sales for the upcoming twelve month period in connection with its fee disclosures in the Fees and Expenses Table.

Response: The Company advises the Staff on a supplemental basis that its estimated sales figure for the upcoming twelve month period is based on the average amount of its sales during the most recent prior three months, which figure is then annualized.

2.	Comment: Please describe how the Company calculates its total estimated offering expenses in connection with the offering.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

Response: The Company advises the Staff on a supplemental basis that its estimated expenses are based upon its historical costs associated with its offering, which are then prorated to account for the number of shares remaining for sale.

3.	Comment: We note the following disclosure on the cover of the Prospectus: “[w]e have filed post-effective amendments to our prior registration statement that have allowed us to continue this offering beyond its initial term of two years.” If this is a reference to Rule 415(a)(2), post-effective amendments would not seem to extend the two year term. Please explain this disclosure.

Response: The Company advises the Staff on a supplemental basis that the highlighted disclosure is not intended to address Rule 415(a)(2). This disclosure refers to the fact that at the time of the Company’s initial public offering in April of 2012, its Board of Directors (the “Board”) initially approved a two-year offering period, which offering period has been subsequently reevaluated and extended by the Board annually.

4.	Comment: We note that the bullets on the cover page of the Prospectus should be in a larger font than the rest of the text on the cover and should also be in bold. Their appearance should be similar to that of the language required by the Instruction to Item 1.1.j.

Response: The Company will update the disclosure accordingly.

5.	Comment: In connection with the Company’s total return swap (“TRS”), through Arbor Funding LLC, its wholly-owned financing subsidiary, and Citibank, N.A., please confirm that the notional amount, less the amount of any cash collateral, is factored into the Company’s total asset coverage ratio.

Response: The Company hereby confirms that for purposes of the asset coverage ratio test, made applicable to the Company under Section 61 of the Investment Company Act of 1940, as amended (the “1940 Act”), it treats the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by Arbor Funding LLC under the TRS, as a senior security for the life of that instrument.

6.	Comment: In connection with the TRS, please confirm whether the Company is analyzing the underlying TRS assets in order to determine if each underlying asset is a qualifying asset under Section 55(a) of the 1940 Act.

Response: The Company hereby confirms that for purposes of the qualifying asset test under Section 55(a) of the 1940 Act, it analyzes the assets underlying the TRS. The Company respectfully refers the Staff to the schedule of investments in Note 5 of its financial statements, which sets forth each of the assets underlying the TRS, and footnote 4 thereto,

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

which identifies each such asset that is a “non-qualifying” asset under Section 55(a) of the 1940 Act. See pages F-38 through F-40 of the Prospectus.

7.	Comment: We note the disclosure on page 2 of the Prospectus regarding “weighted-average yield”. Please disclose that “weight-average yield” is higher than what investors in the Fund will realize because it does not reflect the Fund’s expenses and the sales load paid by investors.

Response: The Company will update the disclosure accordingly.

8.	Comment: On page 2 of the Prospectus please disclose the Company’s “total investment return” for the current fiscal year calculated according to Instruction 13 to Item 4.1 of Form N-2.

Response: The Company will update the disclosure accordingly.

9.	Comment: We refer to the following disclosure on page 8 of the Registration Statement: “[i]n exchange for the provision of certain non-investment advisory services to SIC Advisors, and pursuant to a joint venture agreement, Strategic Capital Advisory Services, LLC, an affiliate of the dealer manager, or Strategic Capital, owns 20% of SIC Advisors and is entitled to receive distributions equal to 20% of the gross cash proceeds received by SIC Advisors from the management and incentive fees payable by us to SIC Advisors in its capacity as our investment advisor. The purpose of this arrangement is to permit SIC Advisors to capitalize upon the expertise of the executives of Strategic Capital and its affiliates in providing administrative and operational services with respect to non-exchange traded investment vehicles similar to us. Strategic Capital provides certain services to, and on behalf of, SIC Advisors, including consulting and non-investment advisory services related to administrative and operational services.” Is this an administrative services agreement? What is the nature of the services provided?

Response: The Company advises the Staff on a supplemental basis that its agreement with Strategic Capital Advisory Services, LLC (“SCAS”) is not an administrative services agreement. As disclosed in the Prospectus, SCAS has an equity interest in SIC Advisors. The consideration for the equity interest in SIC Advisors was SCAS’s provision of consulting services in connection with the formation, structuring, and operational processes of the Company.

10.	Comment: Please disclose whether the Fund consults with an “independent valuation firm” in valuing all securities classified as “Level 3.” If not, why not?

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

Response: The Company hereby confirms that its third-party independent valuation firms provide valuation services with respect to the Company’s “Level 3” assets. The Company will update its disclosure regarding the same accordingly. See page 15 of the Prospectus.

11.	Comment: Please confirm to us that the Board will review and approve in advance the valuation methodologies of the “independent valuation firms” that it will use to assist it and that the Board will regularly review the historical accuracy of these methodologies. See Release No. IC-26299, Compliance Programs of Investment Companies and Investment Advisers, (December 17, 2003).

Response: The Company hereby confirms that the Board regularly meets with the Company’s independent third-party valuation firms. Specifically, the Board receives reports from such independent third-party valuation firms on the valuation methodologies that they employ, and is made aware of the firm’s practices and general standing in the industry.

12.	Comment: We refer to the following disclosure on page 14 of the Registration Statement: “[w]e may receive fees for these services and will reimburse Medley, as our administrator, for its allocated costs in providing such assistance subject to review and approval by our board of directors. Medley will provide such managerial assistance on our behalf to portfolio companies that request this assistance.” Because is it the BDC that must make available significant managerial assistance as a definitional matter in Sections 2(a)(47) and (48) under the 1940 Act, why should the BDC not be able to keep any compensation it receives for doing so?

Response: The Company advises the Staff on a supplemental basis that it does keep any compensation relating to the provision of managerial assistance to its portfolio companies. However, to the extent that Medley incurs any costs for providing such assistance on behalf of the Company, the Company reimburses Medley for such cost.

13.	Comment: We note the following disclosure on page 16 of the Prospectus: “[b]ecause we intend to continue to qualify as a Regulated Investment Company (“RIC”), we intend to distribute at least 90% of our annual net investment income to our stockholders.” While the income test of Section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) and the asset test of Section 851(b)(3) are RIC qualification requirements, the distribution requirements of Section 852 are not. The Fund will not fail “to qualify as a RIC” if it does not distribute at least 90% of its annual net “investment company taxable income,” as defined in section 852(b)(2) of the IRC, and net tax-exempt interest income. Please clarify the disclosure.

Response: The Company will update the disclosure accordingly. See page 17 of the Prospectus.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

14.	We note the disclosure on page 16 of the Registration Statement. It is too technical to say that the purpose of the expense support agreement is to affect the GAAP characterization of the Fund’s distributions. Please clarify that what is characterized as a GAAP distribution of capital is a return of an investor’s own money after reduction for the Fund’s fees and expenses.

Response: The Company will update the disclosure accordingly. See page 17 of the Prospectus.

15.	Comment: A brief discussion of the expense support agreement and disclosure of the amounts of distributions fronted by and reimbursable to the Adviser should be more prominent in the summary

Response: The Company will update the disclosure accordingly. See page 17 of the Prospectus.

16.	Comment: We note that page 16 of the Prospectus states that the Company has “applied for exemptive relief from the SEC with respect to the multiple share class structure.”, but the cover of the Prospectus states that the Company “intends to” submit such relief. Please correct this discrepancy.

Response: The Company hereby confirms that it has not yet submitted its application for the exemptive relief noted by the Staff. The disclosure has been updated accordingly.

17.	Comment: We note the reference to the terms “sales charge cap” on page 17 of the Registration Statement. Please define this term and apply the change throughout the document.

Response: The Company will update the disclosure accordingly.

18.	Comment: In connection with the description of the Expense Support Agreement, we note the use of the term “available operating funds” on page 23 under Recent Developments. Please define this term.

Response: The Company advises the Staff on a supplemental basis that for purposes of Expense Support Agreement, “Available Operating Funds” means the sum of (i) the Company’s net investment income (not including any reimbursement payments payable to SIC Advisors pursuant to the Expense Support Agreement but including realized capital gains reduced by realized capital losses), (ii) the Company’s realized capital gains (including the excess of realized capital gains over realized capital losses) and (iii) dividends and other distributions paid to the Company on account of investments in portfolio companies (to the

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above). The Company will update the disclosure accordingly. See page 129 of the Prospectus.

19.	Comment: In the Fees and Expenses Table, please identify where the distribution fee is disclosed.

Response: The Company advises the Staff on a supplemental basis that the distribution fee in the Fees and Expenses Table is identified in the row entitled Annual Distribution and Shareholder Servicing Fee.

20.	Comment: The Fees and Expenses Table notes that the Annual Distribution and Shareholder Servicing Fee for Class T shares is 1.00%, but elsewhere in the Prospectus that fee is identified as 1.25%. Please correct this discrepancy.

Response: The Company hereby confirms that the correct figure is 1.00%. The disclosure has been updated accordingly throughout the Prospectus.

21.	Comment: The new definition of investment advice fiduciary offered by the Department of Labor contains the “best interest contract” (“BIC”) prohibited transaction exemption, which will allow otherwise so called “conflicted compensation” to be paid if the terms of the BIC exemption are met. Please confirm that non-traded BDCs are permitted to rely on the BIC exemption.

Response: The Company advises the Staff on a supplemental basis that based upon the fact that the final Department of Labor rule eliminated the list of asset classes that could rely on the BIC exemption, non-traded BDCs should be permitted to rely on the exemption.

22.	Comment: Please include the following additional information in the financial highlights: the Fund’s dividends, distributions of capital gains, and return of capital distributions. Please also disclose the Fund’s “total investment return” based on NAV for the reporting period calculated according to Instruction 13 to Item 4.1 of Form N-2.

Response: The Company will update the disclosure accordingly.

23.	Comment: The highlighted statement conflates two concepts. Just because the fund is unable to deduct dividends paid and is subject to normal Subchapter C double taxation does not mean that the fund has lost its status as a RIC. So long as it satisfies the income test of Section 851(b)(2) of the Code and the asset test of Section 851(b)(3), the fund will maintain its status as a RIC.

Response: The Company will update the disclosure accordingly.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

24.	Comment: We refer to the Risk Factor entitled: “[i]f we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and may not be able to retain.” Please note the following disclosure: “[i]n recent years, management internalization transactions have been the subject of stockholder litigation. Stockholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses the Company might incur would not be significant or that the outcome of litigation would be favorable to the Company. Any amounts the Company is required to expend defending any such litigation will reduce our net investment income.” Please clarify this subsection to explain why boards of directors have sought to internalize the management function. Litigation has occurred and shareholders have sought to internalize the advisory and management functions because the costs are lower and the managers are more accountable.

Response: The Company will update the disclosure accordingly.

25.	Comment: Confirm that the Advisor’s investment allocations are made pursuant to a formal written policy.

Response: The Company hereby confirms that the Advisor has a written policy pursuant to which investment opportunities are allocated among the various funds managed by affiliates of the Advisor.

26.	Comment: We refer to the Risk Factor entitled: “[t]o the extent original issue discount constitutes a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income. Please supplement the risk disclosure by including the additional risks of investing in OID instruments from the following list:

•

Interest rates payable on original issue discount instruments, including payment-in-kind, or PIK, loans, are higher because the deferred interest payments are discounted to reflect the time-value of money and because PIK instruments generally represent a significantly higher credit risk than coupon loans;

•

Original issue discount and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of the associated collateral;

•

An election to defer PIK interest payments by adding them to the principal of such instruments increases the Fund’s gross assets, which increases future base management fees, and, because interest payments will then be payable on a larger principal amount, the election also increases the Advisor’s future income incentive fees at a compounding rate;

•	Market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash-pay securities;
•	The deferral of PIK interest on a loan increases its loan-to-value ratio, which is a measure of the riskiness of a loan;
•	Even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;
•	Original issue discount creates the risk of non-refundable cash payments to the Advisor based on non-cash accruals that may never be realized.”
•

For accounting purposes, cash distributions to investors representing original issue discount income do not come from paid-in capital, although they may be paid from the offering proceeds. Thus, although a distribution of original issue discount income may come from the cash invested by investors, the 1940 Act does not require that stockholders be given notice of this fact; and

•

The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s investment company taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Company will update the disclosure accordingly.

27.	Comment: Consistent with Section 205(b)(3) of the Advisers Act, the BDC should look through the total return swap contract and count the reference assets as investments of the BDC for purposes of incentive fee calculations. The BDC also should amend its investment advisory agreement to specifically reflect the treatment of the total return swap for purposes of both the base management fee and the incentive fee. This amendment will require shareholder approval.

Response: The Company advises the Staff on a supplemental basis that SIC Advisors does not receive an incentive fee based upon the total return swap assets, nor does it intend to seek the requisite shareholder approval to receive such fees. With respect to the base management fee, which is calculated at an annual rate of 1.75% of the Company’s gross assets, the term “gross assets” includes any assets acquired with the proceeds of leverage and any cash collateral posted with respect to the TRS, adjusted for realized and unrealized appreciation.

28.	Comment: We refer to the sub-section of the Risk Factors section of the Prospectus entitled “Risks Relating to Debt Financing.” We note that the Company identifies a weighted average cost of funds of 3.1875%. Please round this number to 3.19%.

Response: The Company will update the disclosure accordingly.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

29.	The discussion on page 60 of the Prospectus about what happens if NAV declines more than 2.5% appears to be inconsistent with the discussion on page 64 about what happens when there is a 2.5% decline in NAV. If so, please conform the disclosure.

Response: The Company advises the Staff on a supplemental basis that the disclosure on page 63 of the Prospectus, which is a risk factor, is meant to cover a worst case scenario rather than what the Company expects will occur. Historically, the Company has decreased its offering price when NAV has declined, but the risk factor is meant to disclose the fact that the Board has the discretion to refrain from reducing the offering price if it believes it is reasonable to do so.

30.	Comment: We refer to the risk factor entitled “[t]he price which you pay for our shares may not reflect our current net asset value at the time of your subscription.” Please make the disclosure consistent with Item 31.2 of Form N-2 and note that the offering will be suspended if the Company’s net asset value per share decreases by more than 10% or increases to an amount that is greater than the net proceeds per share as stated in the prospectus.

Response: The Company will update the disclosure accordingly.

31.	Comment: Please add the following disclosure where appropriate:

Our board of directors, including a majority of independent directors, will annually review the compensation we pay to Medley to determine that the provisions of the investment advisory agreement are carried out satisfactorily and to determine, among other things, whether the fees payable under such agreement are reasonable in light of the services provided. Our board of directors reviews the methodology employed in determining how the expenses are allocated to us and the proposed allocation of administrative expenses among us and certain affiliates of Medley. Our board of directors then assesses the reasonableness of such reimbursements for expenses allocated to us based on the breadth, depth and quality of such services as compared to the estimated cost to us of obtaining similar services from third-party service providers known to be available. In addition, our board of directors considers whether any single third-party service provider would be capable of providing all such services at comparable cost and quality. Finally, our board of directors compares the total amount paid to Medley for such services to amounts paid by other comparable BDCs to their investment advisers for similar services.

Response: The Company will update the disclosure accordingly. See page 121 of the Prospectus.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

32.	Comment: On page 126 of the Prospectus please revise the terms for reimbursement under the Expense Support Agreement by substituting “dividends” for “distributions.”

Response: The Company will update the disclosure accordingly. See page 145 of the Prospectus.

33.	Comment: If multi-class relief is granted, please confirm that the table on page 126 reflecting liabilities incurred by SIC Advisors pursuant to the Expense Support Agreement as well as other information relating to the Company’s ability to reimburse SIC Advisors for such payments will be revised to track the expenses eligible for recoupment by class in future financial statements.

Response: The Company hereby confirms that the table will be updated accordingly.

34.	Comment: On page 130 of the Prospectus, please delete the phrase “for tax purposes” from the second sentence of the second full paragraph.

Response: The Company will update the disclosure accordingly.

35.	Comment: We refer to the table on page 177 of the Registration Statement which describes contingent deferred sales charges. This table does not appear to be accurate. Please revise or explain the contents of the table.

Response: The Company has corrected the typographical error in the table.

ACCOUNTING COMMENTS

36.	Comment: Please update the Company’s consent of independent registered public accounting firm with the next filing of the Registration Statement.

Response: The Company acknowledges the Staff’s comment and will file an updated auditor’s consent with the next filing of the Registration Statement.

37.	Comment: Please explain why the format of the report of Ernst & Young LLP regarding the Company’s senior securities table changed for the report as of December 31, 2015 compared to that of December 31, 2014. Specifically, please explain why in fiscal year 2015 the senior securities was “subjected to audit procedures performed in conjunction with the audits of Company’s consolidated financial statements” as opposed to being audited. Please explain whether there were any changes in the actual procedures that the Company conducted.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

Response: The Company advises the Staff on a supplemental basis that the 2015 opinion on the senior securities table more accurately reflects the procedures performed in conjunction with E&Y’s audit of the Company’s Form 10-K. The procedures undertaken by E&Y did not change between 2014 and 2015.

38.	Comment: Please include the Company’s financial statements for quarter ended March 31, 2016 in the amendment to the Registration Statement.

Response: The Company has included its March 31, 2016 financial statements and related disclosures in the amended Registration Statement.

39.	Comment: We note that investors in the Company’s Class T shares will be subject to an annual distribution fee of 1.00% of the estimated value of such classes of shares, and will also be subject to a contingent deferred sales charge if they tender their shares within four years from the date of purchase. Also, the Company pays an upfront sales load of up to 5.0% with respect to any sales of Class T shares. Please confirm that this complies with applicable rules of FINRA.

Response: The Company advises the Staff on a supplemental basis that its Class T shares will be subject to an annual distribution fee of 1% of the estimated value of such shares, in addition to a maximum up-front sales load of 5% for combined upfront selling commissions and dealer manager fees. We confirm that the ongoing annual distribution fee of 1% for the Class T shares will comply with the compensation caps in FINRA Rule 2310, including the requirement that all “organization and offering expenses” are fair and reasonable. More specifically, we confirm that aggregate underwriting compensation includes the annual distribution fee of 1%, and will be capped at 10% of the gross offering proceeds of Class T shares in accordance with FINRA Rule 2310(b)(4)(B)(ii). In addition, and as stated in the “Plan of Distribution” section of the prospectus, we confirm that the annual distribution fee of 1% will be terminated for the Class T shares when the total underwriting compensation, from whatever source, and including the upfront sales load and annual distribution fee, reaches this 10% cap in FINRA Rule 2310.

40.	Comment: We refer to the disclosure on the cover of the Prospectus that states as follows: “[w]ith respect to any sales of Class T shares, because the Company would pay an upfront sales load of up to 5.0% and offering costs of up to 0.66%, if you invest $100 in Class T shares and pay the full upfront sales load, at least $94.34 but less than $95.00 of the investor’s investment will actually be used by the Company for investments. As a result, based on the initial public offering price of $10.00 per Class T share, the Company would have to experience a total return on the investor’s investment of between 5.26% and 6.0% in order to recover these expenses.” Please confirm whether this an accurate description and whether it takes into account the early withdrawal charge. If not, please specify that it assumes that the investor holds the Class T shares beyond the four year term.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

Response: The Company hereby confirms that the disclosure referred to by the Staff is accurate. Furthermore, the Company advises the Staff on a supplemental basis that this information does not take into account any early withdrawal charge and will therefore revise the disclosure as requested by the Staff.

41.	Comment: Will the table starting on page 3 of the Prospectus that reflects the Company’s investment portfolio be updated beyond April 7, 2016?

Response: The Company advises the Staff on a supplemental basis that the table will be updated to a more recent date.

Fees and Expenses Table

42.	Comment: Please explain why the incentive fees is higher for Class I shares compared to Class A and Class I shares.

Response: The Company will correct the typographical error in the table. The incentive fee will be the same for all three classes of shares.

43.	Comment: The fees and expenses table (including footnote 11) reflects an annual distribution fee for Class T shares of 1.00%. However, the front cover of the Registration Statement states that the Class T shares will be subject to an annual distribution fee of 1.25%. Please clarify this discrepancy. Please note that the percentage of the annual distribution fee impacts the example provided and make any necessary adjustments.

Response: The Company hereby confirms that the correct figure is 1.00% and that the example referred to by the Staff reflects the same. The disclosure has been updated accordingly.

44.	Comment: With respect to the examples, please provide any calculations that the Company used, including the inputs for the Class T and Class I shares.

Response: The Company will provide the requested information under separate cover.

Selected Financial and Other Data (Page 32)

45.	Comment: At and for the year ended December 31, 2015, the amount of the net increase in net assets resulting from operations is an increase of $10,112,813. Please confirm whether this amount is correct. In the financial statements, the amount of the net increase in net assets resulting from operations was a decrease of $10,112,813

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

Response: The Company confirms that the figure should reflect a loss rather than a gain and has corrected this error.

46.	Comment: On page 143 of the Prospectus, the Company provides that the Expense Support Agreement may expire after March 31, 2016, unless it is extended. Has this information been updated and, if so, please make this information consistent throughout the Registration Statement?

Response: The Company advises the Staff on a supplemental basis that as of the date of this letter the Expense Support Agreement has been extended through June 30, 2016. The disclosure will be updated accordingly.

47.	Comment: With respect to the contingent deferred sales charge table on page 177 of the Prospectus, please explain why the table reflects a contingent deferred charge for Class A shares. In addition, please explain the reference to Class D shares.

Response: The Company advises the Staff on a supplemental basis that only Class T shares will have a contingent deferred sales charge. Moreover, the reference to Class D shares is a typographical error. The table will be updated accordingly.

48.	Comment: In the financial statements and the schedule of investments, please identify Sierra Senior Loan Strategy JV I LLC as a “non-qualifying” asset for purposes of Section 55(a) of the 1940 Act.

Response: The Company will update its disclosure accordingly on a going-forward basis.

49.	Comment: Please confirm that the Company has performed the analysis required under Rules 3-09 and 4-08(g) of Regulation S-X with respect to its control investments, and that the Company has complied with the disclosure requirements of those rules.

Response: The Company confirms that it has performed the analysis required by Rules 3-09 and 4-08(g) of Regulation S-X and that no such disclosure is required.

50.	Comment: With respect to the table showing the sources of cash distributions in Note 2 on page F-30 of the Registration Statement, please provide the amounts attributable to the expense support agreement as a line item to the source of distribution column of the table.

Response: The Company advises the Staff on a supplemental basis that any amounts attributable to expense support payments made pursuant to the Expense Support Agreement are included in the “ordinary income” column. Given that the purpose of the Expense Support Agreement is to fill any necessary shortfall in ordinary income that the Company pays to investors in the form of distributions, an additional column in the table reflecting

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

expense support payments made pursuant to the Expense Support Agreement would be both redundant and confusing. On a going forward basis, the Company will add a footnote to the “ordinary income” column that will identify the extent to which expense support payments made pursuant to the Expense Support Agreement account for the Company’s ordinary income.

51.	Comment: We refer to Note 8. Related Party Transactions, to the financial statements on page F-56 of the Registration Statement, which provides that “[d]ue from affiliate relates to amounts due from SIC Advisors pursuant to the Expense Support Agreement as discussed in Note 7[,]” and “[d]ue to affiliate relates to reimbursements of organizational and offering expenses and expense support reimbursement pursuant to the IAA paid to/from SIC Advisors as discussed in Note 7.” Please explain whether the reimbursements to SIC Advisors are cash settled and provide the timing of such settlements. Specifically, advise us as to whether the settlements are completed monthly, quarterly, or annually, and to the extent that the settlements are not completed quarterly, please explain why the rolling due from amounts should not be considered loans.

Response: The Company advises the Staff on a supplemental basis that the amounts due from SIC Advisors to the Company pursuant to the Expense Support Agreement are not loans. These amounts are a receivable of the Company. Over the life of the Company, while the amounts in the account receivable have grown, each amount due to the Company from SIC Advisors was being settled in cash on a rolling basis. No account receivable was outstanding for a period exceeding one year. As such, the amount outstanding would not fall within the FASB definition of a loan.

52.	Comment: We refer to Note 11 of the Company financial statements on page F-58, which reflects the Company’s unfunded commitments as of December 31, 2015. Please provide a representation that the Company reasonably believes that its assets provide adequate cover to satisfy all of its unfunded commitments. In addition, please provide a general explanation as to why the Company believes it can cover all of its commitments. Please note that the Company’s Form 10-Q for the quarter ended March 31, 2016, filed on May 11, 2016, disclosed updated figures with respect the Company’s unfunded commitments. Please make the same representations and provide the same explanation for the March 31, 2016 figures.

Response: The Company advises the Staff on a supplemental basis that it reasonably believes that its assets provide adequate cover to satisfy all of its unfunded commitments for both the amounts set forth as of December 31, 2015 and March 31, 2016. In both cases, the Company’s cash balances are significantly greater than its unfunded commitments. Moreover, the Company has access to financing facilities if needed to cover its unfunded commitments and can further confirm that using leverage to fund any such unfunded commitments would not violate the asset coverage requirements of Section 61 of the 1940 Act.

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

53.	Comment: With respect to the “Financial Highlights” sections in Note 14 on page F-61, please provide the “Ratio/Supplemental Data” information in the following order, as proscribed by Form N-2: (1) ratio of net expenses (including incentive fees) to average net assets and (2) ratio of net investment income/(loss) to average net assets. In addition, please provide the ratio of incentive fees to average net assets (non-annualized) in a footnote to the table.

Response: The Company will update its disclosure accordingly on a going-forward basis.

54.	Comment: We note that Exhibit 21.1 of the Company’s Form 10-K, filed on March 9, 2016, lists the following entities as subsidiaries: SIC RT 1 LLC, SIC AAR LLC, and SIC Investment Holdings. Please explain the purpose to each and why these entities are not listed in the notes to the financial statements.

Response: The Company advises the Staff on a supplemental basis that the identified entities are formed as taxable subsidiaries, which are taxed as corporations for U.S. federal income tax purposes. As disclosed in the notes to the Company’s financial statements, these entities allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements of a RIC under subchapter M of the Code. While the Company discloses the formation and purpose of such taxable subsidiaries, it does not identify each entity by name because none of the individual entities hold an investment that is by itself material to the Company.

55.	Comment: Please apply all of the foregoing comments that require changes to the Company’s financial statements or to the Company’s disclosures generally to future filings, beginning with the Company’s Form 10-Q for the quarter ending June 30, 2016.

Response: The Company hereby acknowledges the Staff’s comments and hereby undertakes to comply with the Staff’s request.

*        *        *

We have been advised by the Company that it acknowledges that:

•	it is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

Jim O’Connor, Esq.

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

June 29, 2016

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact Harry S. Pangas at (202) 383-0805, Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0176.

Sincerely,

/s/Steven B. Boehm
Steven B. Boehm

Cc:	Harry S. Pangas, Esq.

Payam Siadatpour, Esq.